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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15045866

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 46325

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NGAM Distribution, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

399 Boylston Street
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Loureiro 617-449-2828
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

125 High Street (Address) Boston (City) MA (State) 02110 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/4/15

OATH OR AFFIRMATION

I, Beatriz Pina Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NGAM Distribution, L.P., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA L. FAZIO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
November 3, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NGAM Distribution, L.P.

(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)

(SEC File Number 8-46325)

Financial Statements and Supplemental Schedule Pursuant to Rule 17a-5 of the Securities and Exchange Commission

December 31, 2014

NGAM Distribution, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Index
December 31, 2014

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Report of Independent Registered Public Accounting Firm

To the Management of NGAM Distribution, L.P.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and of cash flows, present fairly, in all material respects, the financial position of NGAM Distribution, L.P at December 31, 2014, and the results of its operations and its cash flows for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The Company is a wholly owned subsidiary of Natixis Global Asset Management, L.P. and, as disclosed in the notes to the financial statements, has extensive transactions with Natixis Global Asset Management, L.P. and other affiliated entities. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

The Computation of Net Capital Under Rule 15c3-1 is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 25, 2015

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

NGAM Distribution, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Financial Condition
December 31, 2014

(in thousands of dollars)

Assets		
Cash and cash equivalents	$	48,374
Accounts receivable, affiliates		2,590
Accounts receivable, other		24
Deferred commissions, net of accumulated amortization of $166,830		7,367
Prepaid expenses		239
Total assets	$	58,594
Liabilities and Partners' Capital		
Liabilities		
Accrued service and distribution fees/other distribution costs	$	40,770
Accounts payable, affiliates		498
Total liabilities		41,268
Partners' capital		
Limited partner		17,153
General partner		173
Total partners' capital		17,326
Total liabilities and partners' capital	$	58,594

The accompanying notes are an integral part of the financial statements.

NGAM Distribution, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Operations
Year Ended December 31, 2014

(in thousands of dollars)

Revenues	
Service and distribution fees	$ 163,844
Less: Service and distribution fees reallowed to broker dealers and service providers	(154,489)
Net service and distribution fees	9,355
Commission income	12,548
Less: Commission expense reallowed to broker dealers and service providers	(10,974)
Net commission income	1,574
Fee income from affiliates (Note 3)	4,861
Other income	1,131
Dividend income	6
Total revenues, net	16,927
Expenses	
Distribution costs	38,375
Variable compensation	32,594
Other operating costs	546
Total expenses	71,515
Net loss	$ (54,588)

The accompanying notes are an integral part of the financial statements.

NGAM Distribution, L.P.

(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)

Statement of Changes in Partners' Capital

Year Ended December 31, 2014

(in thousands of dollars)

	General Partner	Limited Partner	Total
Balances at December 31, 2013	$ 133	$ 13,181	$ 13,314
Net loss	(546)	(54,042)	(54,588)
Capital contributions	586	58,014	58,600
Balances at December 31, 2014	$ 173	$ 17,153	$ 17,326

The accompanying notes are an integral part of the financial statements.

NGAM Distribution, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Statement of Cash Flows
Year Ended December 31, 2014

(in thousands of dollars)

Cash flow provided by (used in) operating activities		
Net loss	$	(54,588)
Adjustments to reconcile net income to net cash used for operating activities		
Changes in assets and liabilities		
Increase in accounts receivable, affiliate		(766)
Decrease in accounts receivable, other		16
Increase in deferred commissions		(1,793)
Increase in prepaid expenses		(31)
Increase in accrued service and distribution fees/other distribution costs		6,655
Increase in accounts payable, affiliates		489
Net cash used by operating activities		(50,018)
Cash flows provided by (used in) financing activities		
Capital contributions		58,600
Net cash provided in financing activities		58,600
Net increase in cash and cash equivalents		8,582
Cash and cash equivalents, at beginning of year		39,792
Cash and cash equivalents, at end of year	$	48,374

The accompanying notes are an integral part of the financial statements.

(in thousands of dollars)

1. Organization and Summary of Significant Accounting Policies

Organization

NGAM Distribution, L.P. (the "Distributor" or the "Company") is the distributor for Natixis Funds, Loomis Sayles Funds, Hansberger International Series through liquidation in July 2014 and the Aurora Horizons Fund (collectively, the "Mutual Funds," as described below), and a registered broker-dealer with the United States Securities Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Natixis Distribution Corporation, which is a wholly-owned subsidiary of Natixis Global Asset Management Holdings, LLC, is the General Partner and has a 1% ownership interest in the Distributor. The remaining 99% ownership interest is held by Natixis Global Asset Management, L.P. (the "Operating Partnership" or the "Parent") as the Limited Partner.

NGAM Distribution, L.P. and Natixis Global Asset Management Holdings, LLC are wholly owned by Natixis Global Asset Management, L.P. ("NGAM, L.P.") which is wholly owned by Natixis U.S. Holdings, Inc. ("NUSHI").

NGAM, L.P. is part of Natixis Global Asset Management SA ("NGAM"), an international asset management group based in Paris, France, that is owned by Natixis SA ("Natixis"), a French investment banking and financial services firm. Natixis owns 100% of NUSHI through its 15% direct ownership interest and 85% indirect ownership interest via other wholly-owned affiliates, including Natixis Global Asset Management SA. Natixis is principally owned by BPCE, France's second largest banking group. The remaining approximately 28% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris. BPCE is owned by banks comprising two autonomous and complementary retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

The Natixis Funds are open-end registered investment companies or mutual funds, which offer a combination of Class A, C, Y, Admin and N shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund.

The Loomis Sayles Funds are open-end registered investment companies or mutual funds, which offer a combination of Retail, Administrative, Institutional and N class shares for sale to the public. The funds are distributed principally within the United States. The share classes are distinguished by the amount of distribution fees paid by the shareholder or mutual fund.

The Hansberger International Series was an open-ended registered investment company sponsored by Hansberger Global Investors, Inc. and was distributed principally within the United States through liquidation in July 2014.

The Aurora Horizons Fund is an open-end registered investment company or mutual fund, which offers a combination of Class A, C and Y shares for sale to the public. The fund is distributed principally within the United States. The share classes are distinguished by the amount and timing of sales charges and distribution fees paid by the shareholder or mutual fund.

Service and distribution fees earned by the Distributor are based on a percentage of Fund net assets; as a result the Distributor's revenues may fluctuate based on the performance of the funds.

(in thousands of dollars)

The Company also acts as a marketing agent for affiliated advisors in the following products: Separate Accounts; Institutional Money Management; Mutual Funds; Variable Annuities and Variable Life products. The Distributor earns a referral fee for this activity.

2. Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in conformity with accounting principles generally accepted in the United States ("GAAP").

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of a money market mutual fund (sponsored by a related party and held in the name of the Distributor, see Note 3 and Note 4) and amounts held at a nationally chartered bank, each with original maturities of 90 days or less, and readily convertible to known amounts of cash. A portion of the cash held at the nationally chartered bank, which results from the timing of distribution fees received from the Mutual Funds and paid to distributors, exceeds federal insurance limits.

Accounts Receivable
Accounts receivable primarily consists of receivables due from affiliates which are settled quarterly. On a periodic basis, the Distributor evaluates its accounts receivable for collectibility, and if necessary, establishes an allowance for doubtful accounts based on past experience and current credit conditions. Based on management's review of accounts receivable, no allowance for doubtful accounts is considered necessary as amounts due are based on contractual arrangements and collectibility is reasonably assured.

Deferred Commissions
Deferred commissions are advance commissions paid to third party brokers, as a stated percentage, on certain Class C Mutual Fund sales. The deferred commissions are amortized and recognized as contra revenue over a one-year period from payment to match the 12b-1 revenue earned by the Distributor. These assets are presented net of amortization in the statement of financial condition.

Prepaid Expenses
Prepaid expenses consist of payments that were made in advance for licenses, insurance and miscellaneous fees. Accordingly, such amounts are amortized over the period of use.

Accrued Service and Distribution Fees/Other Distribution Costs
Accrued service and distribution fees consist of brokers' service and distribution fees that are incurred based on a percentage of a mutual fund's average net assets. Accrued other distribution costs are payments due to broker dealers based on contractual rates.

(in thousands of dollars)

Accounts Payable
Accounts payable consists of payments due to NGAM Advisors, L.P. ("Advisor"), a subsidiary of the parent.

Service and Distribution Fees and Expenses
Service and distribution fees are earned by the Distributor as a percentage of a fund's average daily net assets and are then paid to the broker dealer and/or service provider of record. Service and distribution fees earned on Class A, B, C and Admin mutual fund shares are presented gross less the amounts reallowed to broker dealers and service providers in the statement of operations.

Commission Income and Expense
Commissions are earned on the sale of certain Class A mutual fund shares. Based on the fund's prospectus a percentage is paid to the selling broker dealer. Commission income earned on sales of certain Class A mutual fund shares are presented gross less amounts reallowed to broker dealers and service providers.

Other Income
Other Income consists of contingent deferred sales charges ("CDSC") and other income.

Federal Income Taxes
As the Distributor is a partnership, taxable income or loss is reported by the limited and general partners on their individual income tax returns and as a result, the Distributor has concluded that no provisions for income tax are required. However, the Distributor's conclusions regarding tax positions taken may be subject to review and adjustment at a later date based on factors including, but not limited to, new tax laws and accounting regulations and interpretations thereof.
In the normal course of business, the Distributor is subject to examination by federal, state, local and foreign jurisdictions, where applicable. As of December 31, 2014, the tax years subject to examination under the statute of limitations is from the year 2011 forward. The Distributor has not recognized any interest or penalties related to uncertain tax positions in the statement of financial condition and statement of operations.

Revenue from Contracts with Customers
In May 2014, The Financial Statement Standards Board ("FASB") issues new guidance on revenue recognition which establishes a principle-based model that provides a single framework for recognizing revenue from contracts with customers. The guidance will be effective for the Company beginning January 1, 2017. The Company is currently evaluating the impact this guidance will have on the financial statements.

3. Transactions With Related Parties
The Distributor receives certain fees from Loomis, Sayles & Company, L.P., AlphaSimplex Group LLC., Gateway Advisers LLC, AEW Capital Management, L.P., Vaughan Nelson Investment Management, NGAM International, LLC, and McDonnell Investment Management, all subsidiaries of the Parent for referral fees. These fees totaled $3,304, $128, $993, $74, $8, $350, and $4, respectively, during 2014. Referral fees earned by the Distributor are based on a percentage of affiliate revenue, which is based on assets under management; as a result, the Distributor's revenue may fluctuate based on the performance of financial markets.

(in thousands of dollars)

The Distributor is reimbursed for revenue sharing and other intermediary fee payments made to broker dealers from Loomis, Sayles & Company, L.P., Gateway Advisors, LLC and Hansberger Global Investors, Inc. through July 2014 with respect to certain mutual funds. These fees totaled $6,426, $2,785 and $51, respectively, during 2014 and are presented within the service and distribution fees on the statement of operations. Revenue sharing and other intermediary fee payments are made to certain broker dealers for other distribution activities, such as marketing and educational programs in excess of 12b-1 payments as well as service fees which exceed the funds' reimbursement cap amount.

All intercompany transactions are charged or credited through intercompany accounts and settled in the normal course of business.

The Distributor entered into an expense agreement effective January 1, 2003, amended May 8, 2009, which stipulates that the Advisor will bear certain expenses of the Distributor. Expenses include, but are not limited to; salary and benefits, occupancy and equipment, distribution costs including travel, meals and entertainment, seminars, promotions, research and fulfillment, systems and telecommunications, professional fees including certain audit fees, legal and consulting fees and other operating expenses. These costs exclude service and distribution fees, other distribution costs and commission expense presented in the statement of operations. The Distributor has no obligation to reimburse or otherwise compensate the Advisor for payment of these specified expenses, nor will any of these expenses be apportioned back to the Distributor. Due to related party transactions, the financial statements may not be indicative of the financial position that would have existed or the results of operations or cash flows that would have been attained if the Company operated as an unaffiliated entity. The Distributor is not the primary obligor as it relates to the expenses borne by the Advisor. Accordingly, these expenses are not reflected in the statement of operations.

The Distributor invests in the Reich & Tang Institutional Daily Income Fund; a fund managed and offered by an affiliate, which pays dividends at a floating rate (.02% as of December 31, 2014). Total dividend income earned on this investment during 2014 was $7. The value of this investment is $32,681 at December 31, 2014.

4. Valuation

In accordance with accounting standards related to fair value measurement and disclosures, the Distributor has categorized the inputs utilized in determining the value of its assets and liabilities. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset or liability's level in the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The various inputs that may be used to determine the value of the Distributor's investments are summarized in three broad levels. The inputs of methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the company has the ability to access;

(in thousands of dollars)

Level 2 Observable inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market, prices for similar instruments, interest rates, prepayment speeds, credit risk, and similar data;

Level 3 Unobservable inputs for the asset or liability to the extent that relevant observable inputs are not available (including the Distributor's own assumptions used to determine the fair value of measurements).

The following table summarizes the fair value of the Distributor's investments as of December 31, 2014, based on the inputs used to value them:

Valuation Inputs	Investments in Securities
Level 1 - Quoted prices	$ 32,681
Level 2 - Other significant observable inputs	-
Level 3 - Significant unobservable inputs	-
	$ 32,681

The Distributor recognizes transfers into and out of the levels of the fair value hierarchy at the end of the reporting period. There were no transfers into or out of the levels of the fair value hierarchy from the prior year reporting period. Mutual Fund investments are recorded at fair value, valued at the end of day, published net assets values (representing the value at which shares of the respective fund may be purchased or redeemed on the open market) times the number of fund shares.

5. Partners' Capital

The Distributor had contributions from the Parent and the General Partner amounting to $58,600 during 2014. The Parent has provided a written commitment to the Distributor to support its operating and regulatory capital requirements.

6. Net Capital Requirement

The Distributor is subject to the Securities and Exchange Commission's (SEC's) Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Distributor is a nonclearing broker and does not carry customers' accounts on its books. At December 31, 2014, the Distributor had net capital of $6,452, which was $3,701 in excess of its required net capital of $2,751. The Distributor's net capital ratio was 6.40 to 1.

The Distributor claims exemption from Rule 15c3-3, under paragraph (k)(2)(i). Because of this exemption, the Distributor has not included the schedules, *Computation for Determination of Reserve Requirements Under Rule 15c3-3*, or *Information for Possession or Control Requirements Under Rule 15c3-3*. The distributor qualifies for the exemption as no client cash is held.

(in thousands of dollars)

7. Variable Compensation

The Distributor has variable compensation plans that award cash payments to certain employees, which are generally dependent upon sales and assets under management. Variable compensation expense amounted to $32,594 during 2014.

8. Commitments and Contingencies

In the normal course of business, the Distributor may enter into contracts and agreements that contain a variety of representations and warranties, which provide general indemnifications. The maximum exposure to the Distributor under these arrangements is unknown, as this would involve future claims that may be against the Distributor that have not yet occurred. However, based on experience, the Distributor expects the risks of loss to be remote.

9. Subsequent Events

Management has evaluated the events and transactions that have occurred through February 25, 2015, the date the financial statements were issued, and noted no items requiring adjustment of the financial statements or additional disclosures.

NGAM Distribution, L.P.

(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)

Supplementary Information
Pursuant of Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2014

The accompanying Schedule I is prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

NGAM Distribution, L.P.
(A wholly-owned subsidiary of Natixis Global Asset Management, L.P.)
Supplementary Information
Pursuant of Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2014

Net Capital		
Total partners' capital	$	17,326
Deductions		
Nonallowable assets included in Statement of Financial Condition		
Accounts receivable, affiliates		2,590
Accounts receivable, other		24
Deferred commission		7,367
Prepaid expenses		239
Net capital before haircuts on securities positions (tentative net capital)		7,106
Haircuts on securities (2%)		654
Net capital		6,452
Aggregate Indebtedness		41,268
Computation of Basic Net Capital Requirement		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25)		2,751
Net capital in excess of requirement	$	3,701
Ratio of aggregate indebtedness to net capital		6.40:1

Statement pursuant to paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and that included in the Distributor's unaudited December 31, 2014 FOCUS report.

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Report of Independent Registered Public Accounting Firm

To the Management of NGAM Distribution, L.P.,

We have reviewed NGAM Distribution, L.P.'s assertions, included in the accompanying NGAM Distribution, L.P. Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k (2)(i) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2014 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2014.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 25, 2014

PricewaterhouseCoopers LLP, 125 High Street, Boston, MA 02110
T: (617) 530 5000, F: (617) 530 5001, www.pwc.com/us

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Report of Independent Accountants

To Management of NGAM Distribution, L.P.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Securities Investor Protection Corporation (SIPC) of NGAM Distribution, L.P. for the year ended December 31, 2014, which were agreed to by NGAM Distribution, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating NGAM Distribution, L.P's compliance with the applicable instructions of Form SIPC-7 during the year ended December 31, 2014. Management is responsible for NGAM Distribution, L.P's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7 with the respective cash disbursement records entries noting that overpayment of $300 per prior year SIPC 7 filing for the year ended December 31, 2013 was carried forward.

2. Compared the Total Revenue amount reported on page 5 of the audited Form X-17A-5 for the quarters ended March 31, June 30, September 30, and December 31, 2014 to the Total revenue amount of $16,926,962 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2014, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:
    a. Compared deductions on lines 2c(1) and (4), revenues and net gain from securities investment accounts, of $16,920,157 and $6,805 respectively to the amounts reported on page 5 of the Form x-17A-5 for the quarters ended March 31, June 30, September, and December 31, 2014, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

    a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $0 and $0, respectively of the Form SIPC-7, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC-7 in accordance with the applicable

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instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of NGAM Distribution, L.P., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2015